14005055

JAN 28 2014

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm - BKD, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Mary C Kullman
SVP, Chief Administrative Officer and Corporate Secretary

Date: January 27, 2014

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 012

Financial Statements as of and for the Years Ended
July 31, 2013 and 2012, Supplemental Schedule
as of July 31, 2013 and Report of Independent Registered Public
Accounting Firm

Laclede Gas

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS — PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors
One Metropolitan Square // 211 N. Broadway, Suite 600 // St. Louis, MO 63102-2733
314.231.5544 // fax 314.231.9731 // bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
January 27, 2014

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2013 AND 2012

	2013	2012
CASH	$ -	$ 684,759
INVESTMENTS	144,563,538	128,610,825
NOTES RECEIVABLE FROM PARTICIPANTS	4,186,350	5,311,201
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	146,123	109,652
Employer Contribution	79,661	49,040
Total Contributions Receivable	225,784	158,692
NET ASSETS AVAILABLE FOR BENEFITS	$ 148,975,672	$ 134,765,477

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2013 AND 2012

	2013	2012
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 4,750,886	$ 4,303,284
Rollover	37,000	55,421
Employer	2,540,928	1,943,330
	7,328,814	6,302,035
INVESTMENT INCOME:		
Interest and dividends	2,129,218	2,042,931
Net appreciation in fair value of investments	19,008,583	7,806,284
	21,137,801	9,849,215
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	199,444	242,381
TOTAL ADDITIONS	28,666,059	16,393,631
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	12,283,119	14,804,013
ADMINISTRATIVE FEES	32,560	42,237
NET TRANSFERS TO OTHER PLANS	2,140,185	3,276,157
TOTAL DEDUCTIONS	14,455,864	18,122,407
INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	14,210,195	(1,728,776)
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	134,765,477	136,494,253
END OF YEAR	$ 148,975,672	$ 134,765,477

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan's investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common collective trusts are valued based on information reported by the trust based on its underlying assets and audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchase of Company stock.

Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2013 and 2012.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended July 31, 2013 and 2012 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21. Effective August 1, 2012, the service requirement was reduced to 90 days.

Contributions – The Plan provides for voluntary employee contributions subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions are matched 100% up to 4% of compensation; in accordance with the collective bargaining agreement. Effective August 24, 2012, the Plan was amended to increase the employer matching contribution to 5%. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Employees can make Roth 401(k) contributions to the Plan.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective April 24, 2013, the BlackRock Equity Index Non-Lendable Fund – F, the BlackRock Money Market Fund, the BlackRock U.S. Debt Index Non-Lendable Fund – F, the BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F, and the Columbia Small Cap Value I Fund- class Z were replaced by the BlackRock Equity Index Fund – H, the BlackRock Money Market Fund – W, the BlackRock U.S. Debt index Fund – K, the BlackRock Russell 2000 Equity Index, and the Delaware Small Cap Value Instl., respectively.

The investment funds available at the end of the 2013 Plan Year were:

- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- American Funds® EuroPacific Growth Fund® - Class R5
- BlackRock Equity Index Fund – H
- BlackRock Money Market Fund - W
- BlackRock U.S. Debt Index Fund – K
- BlackRock Russell 2000 Equity Index - K
- Delaware Small Cap Value Instl
- JP Morgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- T. Rowe Price Blue Chip Growth SHS
- Vanguard Total International Stock Index Fund – Signal Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares
- Vanguard Target Retirement 2050 Fund - Investor Shares
- Vanguard Target Retirement 2055 Fund - Investor Shares
- Vanguard Target Retirement 2060 Fund - Investor Shares
- Wells Fargo Stable Return Fund Class C

Employee Stock Ownership Plan –The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance, plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan Document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.50% at July 31, 2013.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. - ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2013	2012
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (974,045.415 and 973,072.612 shares, respectively)	$44,669,724	$40,654,974
BlackRock Equity Index Fund – H (572,448.305 and 0 units, respectively)	34,644,571	-
BlackRock Money Market Fund W (11,015,853.390 and 0 units, respectively)	11,015,853	-
BlackRock Russell 2000 Index Fund K (640,853.834 and 0 units, respectively)	13,522,016	-
BlackRock U.S. Debt Index Fund – K (264,947.858 and 0 units, respectively)	7,977,580	-
BlackRock Equity Index Non-Lendable Fund Class F (0 and 1,552,867.069 units, Respectively)	-	30,731,239
BlackRock Russell 2000 Index Non-Lendable Fund Class F (0 and 727,336.428 units, respectively)	-	10,240,897
BlackRock Money Market Fund (0 and 12,929,389.300 units, respectively)	-	12,929,389
BlackRock U.S. Debt Index Non-Lendable Fund Class F (0 and 672,850.233 units, Respectively)	-	8,578,841

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $19,008,583 and $7,806,284 respectively, as follows:

	2013	2012
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$4,126,950	$4,684,569
BlackRock Russell 2000 Index Non-Lendable Fund Class F	2,015,795	46,696
BlackRock Equity Index Non-Lendable Fund – F	4,858,949	2,737,978
T. Rowe Price Blue Chip Growth Fund	519,236	9,231
T. Rowe Price Equity Income Fund	761,447	172,084
BlackRock U.S. Debt Index Non-Lendable Fund – F	99,692	606,532
Columbia Small Cap Value I Fund – Class Z	119,318	(118,649)
Vanguard Target Retirement 2005 Fund	-	655
Vanguard Target Retirement 2010 Fund	34,987	16,857
Vanguard Target Retirement 2015 Fund	291,972	37,931
Vanguard Target Retirement 2020 Fund	467,834	36,817
Vanguard Target Retirement 2025 Fund	476,794	23,564
Vanguard Target Retirement 2030 Fund	326,396	(4,157)
Vanguard Target Retirement 2035 Fund	268,484	8,873
Vanguard Target Retirement 2040 Fund	93,833	(2,010)
Vanguard Target Retirement 2045 Fund	117,762	(1,475)

Vanguard Target Retirement 2050 Fund	32,173	(1,683)
Vanguard Target Retirement 2055 Fund	9,694	-
Vanguard Target Retirement 2060 Fund	5,770	-
Vanguard Target Retirement Income Fund	16,175	16,356
JP Morgan Small Cap Growth Fund – Class A	247,141	(59,618)
Wells Fargo Stable Return Fund – Class C	6,715	4
American Funds® EuroPacific Growth Fund® – Class R5	284,265	(238,251)
American Funds® - The Growth Fund of America® – Class R5	-	(30,361)
Delaware Small Cap Value Fund Instl.	106,186	-
Vanguard Total International Stock Index Fund – Signal Shares	87,672	(135,659)
BlackRock Equity Index Non-Lendable Fund Class H	2,422,058	-
BlackRock Russell 2000 Index Non-Lendable Fund Class K	1,474,913	-
BlackRock U.S. Debt Index Non-Lendable Fund	(263,628)	-
Total net appreciation	$19,008,583	$7,806,284

Recurring Measurements

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at July 31, 2013 and 2012.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
July 31, 2013				
Mutual funds				
Target date	$ 20,112,274	$ 20,112,274	$ —	$ —
Growth	4,094,374	4,094,374	—	—
Income	3,629,633	3,629,633	—	—
International	2,960,547	2,960,547	—	—
Value	1,104,580	1,104,580	—	—
Common/collective trusts				
Index	56,144,167	—	56,144,167	—
Money Market	11,015,853	—	11,015,853	—
Stable Return Fund	832,386	—	832,386	—
The Laclede Group, Inc. - ESOP	44,669,724	40,654,974	—	—
Total	$ 144,563,538	$ 76,571,132	$ 67,992,406	$ —
July 31, 2012				
Mutual funds				
Target date	$ 15,897,659	$ 15,897,659	$ —	$ —
Growth	2,963,628	2,963,628	—	—
Income	3,410,805	3,410,805	—	—
International	2,355,099	2,355,099	—	—
Value	838,290	838,290	—	—
Common/collective trusts				
Index	49,550,977	—	49,550,977	—
Money Market	12,929,389	—	12,929,389	—
Stable Return Fund	10,004	—	10,004	—
The Laclede Group, Inc. - ESOP	40,654,974	40,654,974	—	—
Total	$ 128,610,825	$ 66,120,455	$ 62,490,370	$ —

4. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. A compliance statement dated October 3, 2011 constitutes an enforcement resolution with respect to the trustee's failure to follow the Plan's existing loan provisions, and the Plan document was amended to reflect the trustee's operational loan process. The Internal Revenue Service previously issued a compliance statement in response to a separate filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2013, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2009.

On January 6, 2014, after several inquiries and responses were exchanged with the IRS in the preceding months, the Company received a fax from a representative of the IRS office of the Commissioner, Tax Exempt and Government Entities Division, stating that the determination case for the Plan, originally filed December 28, 2009, had been closed. It also stated that a determination letter should be issued in approximately 6 weeks from the date of the fax.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

At July 31, 2013 and 2012, the Plan held 974,045.415 and 973,072.612 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $44,669,724 and $40,654,974, respectively. During the years ended July 31, 2013 and 2012, the Plan received dividend income of $1,418,558 and $1,412,539, respectively.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
July 31, 2013

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (974,045.415 shares)	$ 44,669,724
	Wells Fargo Stable Return Fund - Class C	Common/collective trust (16,822.683 units)	832,386
	BlackRock Russell 2000 Index Fund K	Common/collective trust (640,853.834 shares)	13,522,016
	BlackRock U. S. Debt Index Fund - K	Common/collective trust (264,947.858 units)	7,977,580
	BlackRock Equity Index Fund - H	Common/collective trust (572,448.305 units)	34,644,571
	BlackRock Money Market Fund W	Common/collective trust (11,015,853.390 units)	11,015,853
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (50,399.900 shares)	2,749,315
	T. Rowe Price Equity Income Fund	Mutual Fund (115,777.753 shares)	3,629,633
	Vanguard Target Retirement 2010 Fund	Mutual Fund (17,216.946 shares)	434,556
	Vanguard Target Retirement 2015 Fund	Mutual Fund (284,988.665 shares)	4,078,188
	Vanguard Target Retirement 2020 Fund	Mutual Fund (169,832.673 shares)	4,393,571
	Vanguard Target Retirement 2025 Fund	Mutual Fund (289,426.624 shares)	4,324,034
	Vanguard Target Retirement 2030 Fund	Mutual Fund (94,478.474 shares)	2,457,385
	Vanguard Target Retirement 2035 Fund	Mutual Fund (124,908.532 shares)	1,981,049
	Vanguard Target Retirement 2040 Fund	Mutual Fund (24,813.468 shares)	652,098
	Vanguard Target Retirement 2045 Fund	Mutual Fund (50,659.228 shares)	835,877
	Vanguard Target Retirement 2050 Fund	Mutual Fund (9,507.713 shares)	248,912
	Vanguard Target Retirement 2055 Fund	Mutual Fund (3,861.357 shares)	108,581
	Vanguard Target Retirement 2060 Fund	Mutual Fund (5,320.329 shares)	131,519
	Vanguard Target Retirement Income Fund	Mutual Fund (37,621.260 shares)	466,504
	Vanguard Total International Stock Index Fund - Signal Shares	Mutual Fund (24,299.325 shares)	748,419
	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (96,836.520 shares)	1,345,059
	Delaware Small Cap Value Fund Institutional Class	Mutual Fund (21,709.520 shares)	1,104,580
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (50,516.739 shares)	2,212,128
		Sub-total	144,563,538
*	Notes receivable from participants	Notes receivable from participants Interest rate 4.25% - 9.50%	4,186,350
	* Party-in-interest.	Total	$ 148,749,888

BKD LLP
CPAs & Advisors

One Metropolitan Square // 211 N. Broadway, Suite 600 // St. Louis, MO 63102-2733
314.231.5544 // fax 314.231.9731 // bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90254) pertaining to the Laclede Gas Company Wage Deferral Savings Plan, of our report dated January 27, 2014, with respect to the financial statements of the Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended July 31, 2013.

BKD, LLP

St. Louis, Missouri
January 27, 2014